Filed Pursuant to Rule 433

Registration No. 333-132911

PRIVATE OFFERING NOTICE

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

100% Principal Protected Callable Notes Linked to

3-Month U.S. Dollar LIBOR

due November 2017

(the “Notes”)

US$1,000 original public offering price per unit

Private Offering Notice

Summary Terms

The Notes:

•          The Notes are designed for investors who expect 3-Month U.S. Dollar LIBOR to remain between the range indicated below during the term of the notes, and who wish to receive quarterly interest income to the extent that it becomes payable, as described below. The amount of interest, if any, payable on the Notes will depend on the number of calendar days on which 3-Month U.S. Dollar LIBOR is within the range described below. The first scheduled interest payment date is February     , 2008.

•          The “Range” is:

•            greater than or equal to 0.00%; and

•            less than or equal to a fixed rate between 5.75% and 7.00%. The actual fixed rate will be set forth in the final pricing supplement made available in connection with the sales of the Notes.

•          Investors must accept the risk that (i) the Notes may yield a rate of return that is below the yield of ML&Co.’s traditional debt securities having comparable maturities and (ii) on and after November     , 2008, the Notes may be redeemed by ML&Co.

•          For any quarter for which interest shall be payable on the Notes, we will pay such interest on the day of February, May, August and November, beginning in February 2008. During each quarterly interest period, interest on the Notes will accrue at 8.00% per annum multiplied by the accrual feature.

•          The accrual feature will equal the number of calendar days during the applicable quarterly interest period in which 3-Month U.S. Dollar LIBOR is within the Range, divided by the number of calendar days during such quarterly interest period, provided that 3-Month U.S. Dollar LIBOR on the fifth business day prior to the end of a quarterly interest period will be deemed to be the rate applicable to each of the five business days prior to the end of such quarterly interest period. For calendar days which are not business days, the accrual feature calculation will use 3-Month U.S. LIBOR from the last fixing immediately preceding such calendar day.

•          100% principal protection on the maturity date or date of early redemption.

•          The Notes will not be listed on any securities exchange.

•          The Notes will be senior unsecured debt securities of Merrill Lynch & Co., Inc., and will be part of a series entitled “Medium-Term Notes, Series C”. The Notes will have the CUSIP No.      .

•          The settlement date for the Notes is expected to be November     , 2007.

Payment on the maturity date:

•          Unless earlier redeemed, for each $1,000 principal amount per unit of the Notes, an investor will be paid you on the maturity date an amount equal to the principal amount per unit, plus any accrued and unpaid interest.

Payment if the Notes are redeemed early:

•          The Notes may be redeemed by ML&Co. on any quarterly interest payment date, on or after November     , 2008, upon at least five business days’ notice to the trustee. In the event ML&Co. redeems the Notes, you will receive a cash amount per unit equal to the $1,000 principal amount plus any accrued and unpaid interest to but excluding the date of redemption.

The Notes, the subject of the attached offering document (the “Offering Document”), have not been approved for public sale in any jurisdiction outside of the United States. As such, the Notes are made available to investors outside of the United States only in accordance with applicable private offering rules. The Offering Document may not be copied or otherwise made available to any other person by any recipient without the express written consent of Merrill Lynch & Co., Inc. (the “Company”).

No Prospectus (as defined in the EU Prospectus Directive) will be prepared in connection with the Notes. Accordingly, the Notes may not be offered to the public in any European Economic Area member state and any purchaser of the Notes who subsequently sells any of their Notes in any EEA member state must do so only in accordance with the requirements of the Prospectus Directive as implemented in that member state.

The discussion contained in the Offering Document relating to the tax implications of investing in the Notes is not based upon, and does not reflect, the tax laws of any jurisdiction outside of the United States. Accordingly, investors should consult their local tax advisor before making an investment in the Notes.

PRIVATE OFFERING NOTICE

This Notice and the Offering Document have been provided by the Company for informational purposes only. Prospective investors should not treat the contents of this Notice or the Offering Document as advice relating to legal, taxation or investment matters and are advised to consult their own professional advisors concerning the purchase, holding or disposal of the Notes. Attention is drawn in particular to the risk factors set forth on pages PS-6 to PS-8 and pages S-3 to S-4 of the MTN Prospectus Supplement included in the Offering Document. Subject to this Notice, the Offering Document has been approved for issue in the United Kingdom by Merrill Lynch International Bank Limited (“MLIB”), which is authorized and regulated by the Financial Services Authority, with a registered office at Merrill Lynch Financial Center, 2 King Edward Street, London EC1A 1HQ, United Kingdom. This Notice is issued in Hong Kong by Merrill Lynch (Asia Pacific) Limited.

Investors in the United Kingdom should be aware that Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), which is handling the sale of the Notes, has no place of business in the United Kingdom and is not regulated by the Financial Services Authority. Therefore, with respect to any action taken by MLPF&S, the regulatory regime governing an investor’s rights will be different than that of investors’ rights in the United Kingdom, and the United Kingdom rules for the protection of private investors and the United Kingdom Financial Compensation Scheme will not apply to any business MLPF&S conducts with or for United Kingdom investors.

Investors should also note the following:

(a)        The Notes are denominated in United States dollars. Investors that purchase Notes with a currency other than United States dollars should note that changes in rates of exchange may have an adverse effect on the value, price or income of their investment.

(b)        The price and value of the Notes can fluctuate and may fall against the investor’s interest.

(c)        Investment in the Notes may not be suitable for all investors. Investors should seek advice from their investment advisor for information concerning the Company, the Notes and the suitability of purchasing the Notes in the context of their individual circumstances. Past performance is not necessarily a guide to future performance, and no projection, representation or warranty is made regarding future performance.

(d)        Save as disclosed herein and in the Offering Document, no commissions, discounts, brokerages or other special terms have been granted or are payable by the Company in connection with the issue or sale of the Notes.

(e)        MLPF&S or one of its affiliates may be the only market maker, if any, in the Notes.

(f)        Information relating to taxation is based on information currently available. The levels and bases of, and reliefs from, taxation in relevant jurisdictions can change. The value of any reliefs depends upon the circumstances of the investor. See additional comments about taxation above.

(g)        A selling concession of 1.50% of the public offering price is included in the terms of the Notes and is payable to MLPF&S and its affiliates. If MLPF&S or its affiliates make a market in the Notes, it may apply a sales charge (i.e., a mark-up or a mark-down, as the case may be, calculated as a percentage of the market value of the Notes), details of which will be disclosed, upon request, to investors buying/selling the Notes from/to MLPF&S or its affiliates in the secondary market.

Circular 230 Legend. Any discussions of United States federal income tax matters contained in the Offering Document (a) were not intended or written to be legal or tax advice to any person and were not intended or written to be used, and cannot be used, by any person for the purpose of avoiding any tax-related penalties that may be imposed on such person, and (b) were written to support the promotion or marketing of the Notes by the Company. Each person considering an investment in the Notes should seek advice based on its particular circumstances from an independent tax advisor.

Notwithstanding anything to the contrary contained herein, each prospective investor (and each employee, representative, or other agent of each prospective investor) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the Notes and all materials of any kind that are provided to the prospective investor relating to such tax treatment and tax structure (as such terms are defined in Treasury Regulation Section 1.6011-4). This authorization of tax disclosure is retroactively effective to the commencement of discussions between the Company or its representatives and each prospective investor regarding an investment in the Notes.

The date of this Notice is October 31, 2007.

This Notice supplements the Preliminary Pricing Supplement, dated October 31, 2007 and the MTN Prospectus Supplement, General Prospectus Supplement and Prospectus, dated March 31, 2006.

ML&Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this preliminary offering notice relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that ML&Co. has filed with the SEC for more complete information about ML&Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, ML&Co., any agent or any dealer participating in this offering, will arrange to send you the Note Prospectus if you so request by calling toll-free 1-866-500-5408.